UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form   40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: June 20, 2017	By:	/S/ KEISUKE YOSHIZAWA
Keisuke Yoshizawa Head of Investor Relations

Information furnished in this form:

1.	Report of the 26th Ordinary General Meeting of Shareholders

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

June 20, 2017

To Shareholders

NTT DOCOMO, INC.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo

Kazuhiro Yoshizawa

President and CEO

REPORT OF THE 26th ORDINARY GENERAL MEETING OF SHAREHOLDERS

We wish to inform you of the outcome of our 26th Ordinary General Meeting of Shareholders held on the date hereof.

Matters reported:

1.	Report on the Business Report, Consolidated and Non-Consolidated Financial Statements for the 26th Fiscal Year (from April 1, 2016 to March 31, 2017).

2.	Report on the results of the Audit of Consolidated Financial Statements by Registered Public Accountants and Board of Corporate Auditors.

The substance of the foregoing financial statements was reported at this meeting.

Matters resolved:

Item 1:	Appropriation of Retained Earnings

The proposed appropriation of retained earnings was approved at this meeting, and it was decided to distribute a year-end cash dividend of 40 yen per share. Accordingly, the amount of the aggregated annual dividends for this fiscal year is 80 yen per share.

Item 2:	Partial Amendments to Articles of Incorporation

The proposed partial amendments to Articles of Incorporation were approved at this meeting, and it was decided to add “Fee-charging employment agency business” to Article 2 (Purpose) of the existing Articles of Incorporation of the Company in order to prepare for the Company’s future business development.

Item 3:	Election of 2 Directors

As proposed, 2 directors, Hiroshi Nakamura and Hozumi Tamura, were newly elected and appointed.

Item 4:	Election of 2 Audit & Supervisory Board Members

As proposed, 2 audit & supervisory board members, Shoji Suto and Hironobu Sagae, were newly elected and appointed.

At the meeting of the Audit & Supervisory Board held after the close of the 26th Ordinary General Meeting of Shareholders, Shoji Suto and Hironobu Sagae were elected and appointed as full-time audit & supervisory board members.

Re: Payment of Year-end Dividends for the 26th Fiscal Year

1.	Shareholders who have requested dividend payment via bank transfer: Please confirm that the documents titled “Year-end Dividend Statement for the 26th Fiscal Year” and “Confirmation of Bank Account to Wire Transfer Dividends” are enclosed herewith.

2.	Shareholders who have requested other methods of payment: “Year-end Dividend Statement for the 26th Fiscal Year” and “Year-end Dividend Warrant for the 26th Fiscal Year” are enclosed herewith. Please receive your dividends at your nearby Japan Post Bank or a post office by submitting the enclosed “Dividend Warrant” in a timely manner.